[redacted]

10025959

SEC Mail Processing Section

JAN 06 2010

Washington, DC 105

SECURITIES A[ND EXCHANGE COMMISSION]
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~15260~~ 17742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2008 (MM/DD/YY) AND ENDING September 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wilshire Securities Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1224 E Green Street Suite 200
(No. and Street)

Pasadena (City) | California (State) | 91106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Hood (626) 796-6622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu and Associates
(Name – *if individual, state last, first, middle name*)

16133 Ventura Blvd., Suite 425 (Address) | Encino (City) | CA (State) | 91436 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Scott W. Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wilshire Securities Management Inc, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Subscribed and Sworn to on December 30, 2009

Signature

President and CEO

Title

Notary Public

NANCY L. MCKENZIE
Commission # 1842849
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WILSHIRE
SECURITIES MANAGEMENT, INC.

January 5, 2010

Securities and Exchange Commission
Principal Office
100 F Street NE
Washington DC 20549

RE: Restated Annual Audited Report with reconciliation
Form X-17A-5 to Form SIPC-7T

To Whom It May Concern:

Enclosed for your review and for your files is a copy of the above report for the fiscal year end of September 30, 2009. Should you have any question, please do not hesitate in calling Scott W. Hood at the above number.

Sincerely,

Nancy L McKenzie

Enclosure

1224 East Green Street, Suite 200 • Pasadena, CA 91106-3171
(800) 858-0679 • (626) 796-6622 • fax (626) 796-8990 • www.firstwilshire.com

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009 AND 2008

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

We have audited the accompanying balance sheets of First Wilshire Securities Management, Inc. as of September 30, 2009 and 2008, and the related statements of operations and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wilshire Securities Management, Inc. as of September 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note Q, the financial statements for the year ended December 31, 2005 have been restated.

Lichter, Yu & Associates

November 16, 2009 except for note L which is as of December 29, 2009
Encino, California

MEMBER
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
BALANCE SHEETS

ASSETS

	September 30, 2009	September 30, 2008
Current Assets		
Cash and cash equivalents	$ 527,971	$ 749,132
Receivable from brokers and dealers	73,982	140,633
Investments	317,009	331,022
Prepaid expenses	7,400	7,400
Total Current Assets	926,362	1,228,187
Fixed Assets		
Furniture, equipment and improvements net of accumulated depreciation of $243,868 and $215,959, respectively.	34,316	52,653
Total Fixed Assets	34,316	52,653
Other Assets		
Loan receivable	18,078	19,260
Deposit	8,500	8,500
Total Other Assets	26,578	27,760
Total Assets	$ 987,256	$ 1,308,600

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Current Liabilities		
Accounts payable	$ 47,885	$ 8,988
Income tax payable	4,500	-
Deferred income	-	938
Accrued expenses	229,292	610,557
Total Current Liabilities	281,678	620,483
Stockholders' Equity		
Common stock, 48,500 shares issued and outstanding, $1 par value	48,500	48,500
Additional paid in capital	179,860	179,860
Retained earnings	477,218	459,757
Total Stockholders' Equity	705,578	688,117
Total Liabilities and Stockholders' Equity	$ 987,256	$ 1,308,600

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF OPERATIONS

	September 30,	
	2009 (Restated)	2008
Revenue		
Commissions and fees	$ 6,511,707	$ 8,744,617
Total Revenue	6,511,707	8,744,617
Expense		
Commissions	570,708	1,708,262
Salaries, payroll taxes and benefits	5,208,499	6,063,452
Occupancy and equipment expenses	128,720	116,521
Professional services	42,625	70,197
Clearing charges	234,283	243,380
Other expenses	401,321	485,341
Total Expenses	6,586,156	8,687,153
Income from Operations	(74,450)	57,463
Total Other (Income) and Expense		
Interest income	(2,629)	(15,323)
Interest expense	5	-
Other (income) expense	(134,704)	127
Dividend income	(3,956)	(11,275)
Realized trading (gain) loss	3,462	(608)
Unrealized investment (gain) loss	1,103	6,313
Depreciation and amortization	27,908	35,578
Total Other (Income) and Expense	(108,811)	14,812
INCOME BEFORE PROVISION FOR INCOME TAXES	34,361	42,651
Income tax provision	16,900	800
NET INCOME	$ 17,461	$ 41,851

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS

	September 30, 2009	September 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 17,461	$ 41,851
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	27,908	35,578
Unrealized (gains) loss	1,103	6,313
Decrease (Increase) in receivable from Brokers and Dealers	66,651	(52,864)
Decrease (Increase) in loan receivable	1,182	(19,260)
Decrease (Increase) in prepaid expenses and deposits	-	8,050
(Decrease) Increase in accounts payable	38,897	(18,210)
(Decrease) Increase in income tax payable	4,500	-
(Decrease) Increase in deferred revenue	(938)	(962)
(Decrease) Increase in accrued expenses	(381,265)	49,822
Total Adjustments	(241,962)	8,467
Net cash provided by (used in) operations	(224,501)	50,318
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	12,911	40,736
Purchase of securities	-	(38,277)
Purchase of furniture and equipment	(9,571)	(32,002)
Net cash provided by (used in) investing activities	3,340	(29,543)
Net increase (decrease) in cash	(221,161)	20,775
Cash at beginning of year	749,132	728,357
Cash at end of year	$ 527,971	$ 749,132
Supplemental cash flow disclosures:		
Income tax payments	$ 22,612	$ -
Interest payments	$ 5	$ -

The accompanying notes are an integral part of these financial statements.

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	September 30, 2009	September 30, 2008
Common Stock		
Balance at beginning of year	$ 48,500	$ 48,500
Sale of common stock	-	-
Balance at end of year	48,500	48,500
Additional paid in capital		
Balance at beginning of year	179,860	179,860
Sale of common stock	-	-
Balance at end of year	179,860	179,860
Retained earnings		
Balance at beginning of year	459,757	417,906
Net income for year	17,461	41,851
Balance at end of year	477,218	459,757
Total Equity	$ 705,578	$ 688,117

The accompanying notes are an integral part of these financial statements.

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2009 AND 2008

Note A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the Financial Industry Regulatory Authority (FINRA) (formerly National Association of Securities Dealers, Inc.) on September 10, 1973.

Note B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Investments
Investments that were held during the year ended September 30, 2009 and 2008 consisted of mutual funds and stocks.

Investments were comprised of the following at September 30, 2009 and 2008 :

September 30, 2009 Type of Investments	Cost	Fair Market Value
Stocks	$ 857	$ 2,380
Money Market	314,629	314,629
Total	$ 315,486	$ 317,009

September 30, 2008 Type of Investments	Cost	Fair Market Value
Stocks	$ 15,848	$ 15,716
Money Market	315,306	315,306
Total	$ 331,154	$ 331,022

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2009 AND 2008

Note B - Accounting Policies (Continued)

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of improvement
Furniture and Fixtures	3 to 10 years
Office Equipment	3 to 10 years

Customer Transactions

The Company does not hold inventory or funds for customers.

Financial Statement Presentation

Certain changes to the 2008 financial statements have been made to conform to the 2009 financial statement format.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of September 30, 2009 and 2008, there were $231,347 and $483,570 uninsured cash balances at banks, respectively.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2009 and 2008, the Company had net capital requirements of $50,000 and $100,000, respectively and net capital of approximately $626,768 and $550,943, respectively.

Note E – Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Commitments

The Company leases office facilities and some of its equipment under non-cancelable operating leases. These leases expire at various dates through 2013 and may contain renewal options. Rent expense for years ended September 30, 2009 and 2008 was $128,720 and $116,521 respectively.

The future minimum lease obligation resulting from these agreements are as follows:

Fiscal year ended September 30,	
2010	$ 95,800
2011	98,200
2012	100,600
2013	8,400
	$ 303,000

Note G – Fixed Assets

As of September 30, 2009 and 2008 fixed assets consisted of the following:

	2009	2008
Furniture and equipment	$ 256,665	$ 247,093
Leasehold improvements	21,519	21,519
Total fixed assets	278,184	268,612
Accumulated depreciation	(243,868)	(215,959)
Net fixed assets	$ 34,316	$ 52,653

Depreciation expense was $27,909 and $35,578 for the years ended September 30, 2009 and 2008, respectively.

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2009 AND 2008

Note H – Related Party Transactions

As of September 30, 2009 and 2008 the Company generated $1,348,714 and $1,175,466 respectively in management fees for services provided to another company in which the shareholders of First Wilshire Securities Management, Inc. are shareholders.

Note I - Income Tax Provision

At September 30, 2009 and 2008, the Company has made a $18,600 and $0 Federal and $9,500 and $800 California State Franchise Tax provision in each year, respectively.

Note J – Loan Receivable

On January 1, 2008, the Company loaned $20,000 to a former employee. The terms of the loan are: interest at 6.5% per annum, with interest and principle of $231.61 due on the 1st day of each month until paid in full. The final payment is due on January 1, 2018. As of September 30, 2009 and 2008, $18,078 and $19,260 were outstanding, respectively.

Note K – Compensated Absences

All full time regular covered employees are eligible for vacation with pay according to the following schedule: During the first year of employment, employees can earn up to forty (40) hours of vacation; during the second year of employment, employees can earn up to eighty (80) hours of vacation; and during the sixth year of employment, employees can earn up to one hundred twenty (120) hours of vacation, and during the eleventh year of employment and thereafter, employees can earn up to one hundred sixty (160) hours of vacation. Employees can accrue up to a maximum of 1.5 times their annual rate; no additional time will be accrued until some vacation time is used. The date of employment will be considered the anniversary date for vacation purposes. At termination, employees are paid for any accumulated unpaid vacation leave. As of September 30, 2009 and 2008 vacation liability exists in the amount of $23,822 and $21,335, respectively.

Note L - Restatements

On December 29, 2009 the Company determined to restate its previously filed financial statements for the year ended September 30, 2009, due to the following reasons:

Subsequent to filing the audit report dated November 16, 2009 the Company determined that amounts included as other expense and total other income were not categorized correctly in the Company's statements of operations.

Also, the SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4) was not included.

The effect of the restatements is as follows:

STATEMENTS OF OPERATIONS

	Reported 2009	Restated 2009
Expense		
Other expenses	120,268	401,321
Total Expenses	6,305,103	6,586,156
Income from Operations	206,603	(74,450)
Total Other (Income) and Expense		
Other (income) expense	146,349	(134,704)
Total Other (Income) and Expense	172,242	(108,811)

SUPPLEMENTAL SCHEDULES

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS

SCHEDULE I

	September 30, 2009	September 30, 2008
EQUITY - FISCAL YEAR END	$ 705,578	$ 688,117
Less Non Allowable Assets		
Prepaid expenses	7,400	7,400
Fixed assets	34,316	52,653
Other receivable	18,078	19,260
Managed account fee receivable	3,633	40,317
Petty cash	-	14
Deposit	8,500	8,500
Total Non Allowable Assets	71,927	128,144
Less Haircuts	6,883	9,030
NET CAPITAL	$ 626,768	$ 550,943
Total Liabilities	281,678	620,483
Aggregated Indebtedness	281,678	620,483
Net Capital Required	50,000	100,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	18,788	41,386
Minimum Dollar Requirement	50,000	100,000
Net Capital Requirement (greater of the two)	50,000	100,000
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 598,600	$ 488,895

The accompanying notes are an integral part of these financial statements.

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II

SCHEDULE II

	September 30, 2009	September 30, 2008
NET CAPITAL PER FOCUS II REPORT	$ 641,190	$ 537,674
Decrease (Increase) in non allowable assets	-	11,569
Increase (Decrease) in income due to audit adjustments	(14,422)	1,700
NET CAPITAL	$ 626,768	$ 550,943

	2009	2008
RECONCILIATION OF AUDIT ADJUSTMENTS:		
(Increase) decrease in accrual	$ (7,855)	$ 5,392
(Increase) decrease in income tax provision	(4,500)	-
Increase (decrease) in prepaid	-	(8,050)
Increase vacation expense accrual	(2,487)	(15,310)
Correction to expense accounts	420	19,668
Increase (Decrease) in income due to audit adjustments	$ (14,422)	$ 1,700

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

SEPTEMBER 30, 2009

Schedule III

First Wilshire Securities Management, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

In planning and performing our audit of the financial statements of First Wilshire Securities Management, Inc. as of September 30, 2009, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA (formerly NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

November 16, 2009
Encino, California

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
First Wilshire Securities Management, Inc.
1224 East Green Street, Suite #200
Pasadena, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by First Wilshire Securities Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating First Wilshire Securities Management, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). First Wilshire Securities Management, Inc.'s management is responsible for the First Wilshire Securities Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement recorded entries for check number 10689 in the amount of $150.00 and check number 11087 in the amount of $5,616 noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009, see attached "Reconciliation of Form X-17A-5 to Form SIPC-7T", as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009 noting a difference of $7,969;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SIPC-7T", noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T" noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable. There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

December 29, 2009
Encino, California

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF FORM X-17A-5 TO FORM SIPC-7T

Revenue audited:	
Commissions and fees	$ 6,511,707
Interest income	2,629
Other Income	134,704
Dividend income	3,956
Realized trading loss	(3,462)
Unrealized investment loss	(1,103)
Total revenue audited for the fiscal year ended September 30, 2009	6,648,431
Less:	
Quarter ended December 31, 2008	(2,976,527)
Quarter ended March 31, 2009	(1,243,289)
Total revenue from April 1, 2009 through September 30, 2009	2,428,615
Total revenue reported on Form SIPC-7T	2,420,646
(Over) Under reported	$ 7,969

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF ADJUSTMENTS ON FORM SIPC-7T

Adjustments reported on Form SIPC-7T		
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions	$	(110,276)
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		(4,132)
Total adjustments reported on Form SIPC-7T		(114,408)
General Ledger Comparison:		
Cost of Goods Sold		110,276
Advertising		4,132
(Over) Under reported	$	-

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF CALCULATIONS ON FORM SIPC-7T

Total revenue reported on Form SIPC-7T	$	2,420,646
Total adjustments reported on Form SIPC-7T		(114,408)
SIPC net operating revenues	$	2,306,238
General assessment @ .0025	$	5,766
Amount reported on Form SIPC-7T	$	5,766
(Over) Under reported	$	-